Exhibit 99.1

Bragg’s ORYX Gaming now live in Czech Republic with SYNOT Group

Introduction of exclusive iGaming content in the central European market represents
Company’s sixth new market entry in last ten months

TORONTO, February 14, 2022 – ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has recently debuted its exclusive iGaming content in the Czech Republic in partnership with SYNOT Group, via its SYNOT INTERACTIVE platform, marking its debut in the country and strengthening its presence in central Europe.

Since March 2021, ORYX has gone live with its player-popular content in regulated markets in Switzerland, Germany, Greece, the Netherlands, and the United Kingdom in addition to this recent launch in the Czech Republic.

A selection of exclusive titles including from popular slots studio Gamomat are now being served via the ORYX Hub to SYNOT TIP Czech Republic following the partnership established in 2021 between ORYX and SYNOT INTERACTIVE. In addition to the Czech Republic launch, a large selection of exclusive content from the ORYX Hub has also recently been added and made available to online operator brands in Serbia through SYNOT INTERACTIVE’s omnichannel platform.

The total addressable market (TAM) for the online casino sector in the Czech Republic is projected to be approximately US$0.5 billion this year according to H2 Gambling Capital. H2 Gambling Capital projects the aggregate 2022 online casino TAM for the six countries in which ORYX has introduced its content since March 2021 will be approximately US$9.5 billion.

Chris Looney, Chief Commercial Officer at Bragg Gaming, said: “Introducing our Czech-certified exclusive game titles via the SYNOT INTERACTIVE platform for players at SYNOT TIP Czech Republic represents another milestone in our continuing efforts to expand the number of markets we serve globally. The success we have had since early 2021 with growing the number of markets we address is expected to further our growth momentum with more new markets expected to come online later this year including in North America and in Europe.

“We are excited to enter the Czech market that is served by SYNOT TIP as we are confident the engaging entertainment our content offers will prove to be popular with players.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games